Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

March 16, 2006	Release 10-06

EUROZINC ADDED TO S&P / TSX COMPOSITE INDEX

VANCOUVER, BRITISH COLUMBIA: – EUROZINC MINING CORPORATION- (TSX/AMEX: EZM) (“EuroZinc” or the “Company”) is pleased to announce that EuroZinc has been added to the S&P/TSX Composite Index and the Global Industry Classification Standard Sector – Materials - Metals, effective following the close of business on March 17th, 2006. The S&P/TSX Composite Index is used by the financial community at large, as a broad indicator of market activity for the larger companies on the TSX.

“We are pleased to be added to the Index, as this allows us to broaden our shareholder base and add to our visibility in the marketplace as we continue to grow EuroZinc”, said C. K. Benner, Vice Chairman and CEO.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. The Company currently owns The Neves-Corvo mine, a copper producing mine, and the Aljustrel zinc/lead/silver project, presently on care and maintenance and, is also conducting extensive exploration on the Iberian Pirate Belt all in the Alentajo district of Southern Portugal.

For further information please contact:

Colin K. Benner	Ron Ewing	Garnet Dawson	Troy Winsor
Vice Chairman and CEO	Exec. Vice President	Vice President, Exploration	Mgr., Investor Relations
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com